
02007308

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SO 3/5/02


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH. D.C.
365
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-27250~~ 43169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

. REGISTRANT IDENTIFICATION

AME OF BROKER - DEALER: CITIZENS SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Commerce Way
(No. and Street)

ortsmouth	NH	03801
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ohn O'Brien — 603-766-5606
(Area Code - Telephone No.)

. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

eloitte & Touche LLP
Jame - if individual, state last, first, middle name)

00 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

HECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be pported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid ____________ control number

3/14

OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Citizens Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Administrative Officer



Notary Public

My commission expires Jan. 20, 2004
STATE OF NEW HAMPSHIRE
NOTARY PUBLIC
RENEE O. HALL

RENEE O. HALL
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My commission expires Jan. 20, 2004

This report contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit
(x) (o) Independent Accountants' Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Citizens Securities, Inc.:

We have audited the following financial statements of Citizens Securities, Inc. (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citizens Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 405,348
Distribution and service fees receivable	1,238,987
Due from affiliates	171,412
TOTAL ASSETS	$1,815,747

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES – Payable to brokers and dealers	$ 56,996
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized, 10,000 shares; issued and outstanding, 9,000 shares	45,000
Additional paid-in capital	1,321,422
Accumulated earnings	392,329
Total stockholder's equity	1,758,751
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,815,747

See notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Distribution fees	$2,672,226
Less – commissions and fees to third parties	788,025
Net distribution fees	1,884,201
Shareholder servicing and administrative fees	1,586,166
Other income	185,643
Total revenues	3,656,010
OPERATING EXPENSES:	
Compensation and related expenses	1,826,169
Marketing	484,032
Rent	121,176
Office supplies	273,178
Telephone usage and equipment	53,609
Travel and related costs	185,402
Professional fees	69,697
Other operating expenses	280,984
Total operating expenses	3,294,247
OPERATING INCOME BEFORE INCOME TAX	361,763
PROVISION FOR INCOME TAX	28,941
NET INCOME	$ 332,822

See notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Stockholder's Equity
BALANCE, JANUARY 1, 2001	$45,000	$1,321,422	$ 459,507	$1,825,929
Net income	-	-	332,822	332,822
Dividend to parent	-	-	(400,000)	(400,000)
BALANCE, DECEMBER 31, 2001	$45,000	$1,321,422	$ 392,329	$1,758,751

See notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 332,822
Change in assets and liabilities:	
Due from affiliates	(242,038)
Distribution and service fee receivable	(313,845)
Other assets	194,820
Accounts payable and accrued expenses	(149,729)
Payable to brokers and dealers	(138,530)
Net cash flows provided by operating activities	(316,500)
CASH FLOWS FROM FINANCING ACTIVITIES – Dividend to parent	(400,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(716,500)
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,121,848
End of year	$ 405,348

See notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. CORPORATE AFFILIATION

Citizens Securities, Inc. (the "Company") is a New Hampshire corporation and a wholly owned subsidiary of Citizens Advisers, Inc. ("Advisers"), formed to act as the distributor for a registered 1940 Act Series Investment Company, Citizens Funds (the "Funds"). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements is presented below:

Basis of Accounting – The financial statements of the Company are prepared on the accrual basis whereby revenues are recognized when earned and expenses are recognized when incurred.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash, corporate checking accounts and highly liquid investments in money market accounts which are carried at cost. The Company invests in Citizens Money Market Fund, which is a series of the Funds. The carrying amount approximates fair value because of the short maturity of these instruments. These investments are considered cash equivalents for the purpose of reporting cash flows.

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amount of deferred tax asset or liability is based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair value, because of short maturity of these assets and liabilities.

Recent Accounting Pronouncements – In September 2001, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." It revises the standards for accounting for securitizations and other transfers of financial assets. The Company has evaluated and concluded that the adoption of SFAS No. 140 will have no impact on its financial condition, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company believes the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

3. REGULATORY REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1, was $340,432, which exceeded the required net capital of $5,000 by $335,432. The ratio of aggregated indebtedness to net capital at December 31, 2001 was 0.17 to 1.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its broker/dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with its activities as a broker/dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. TRANSACTIONS WITH RELATED PARTIES

The Funds' portfolios have approved a distribution plan that, among other provisions, provides for the reimbursement of actual fees and expenses incurred by the Company for distribution-related activities, at a rate of 0% – 0.25% of average net assets on different classes of the Funds' portfolios.

The Company also provides a number of administrative services to the Funds relating primarily to shareholder services and communications and is generally reimbursed at a rate approximating the "market price" of such services but may charge up to 0.25% based on average daily net assets for one particular series.

Certain officers and directors of the Company are also shareholders, officers and directors of Advisers and officers and trustees of the Funds.

4. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

In the ordinary course of business, the Company participates in a variety of financial and administrative transactions with Advisers. Certain costs paid by Advisers are allocated to the Company based on a formula which approximates the Company's contribution to the consolidated group. The accompanying financial statements have been prepared from the separate records maintained by the Company, but may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

5. INCOME TAXES

The components of the income tax provision (benefit) are as follows:

Current provision – state	$ (3,642)
Deferred provision – state	32,583
Total state tax provision	$28,941

The Company is a wholly owned subsidiary of Advisers. Advisers elected to be treated as a "Subchapter S Corporation" for federal income tax purposes effective January 1, 2000. In connection with the election made by Advisers, the Company has elected to become a qualified "Subchapter S Subsidiary" for federal income tax purposes. Consequently, from January 1, 2000, Advisers and the Company will pay no federal income tax on its earnings as it will flow through directly to its shareholder for federal income tax purposes. The Company will continue to pay New Hampshire corporate income tax on its earnings.

The Company and Advisers have entered into a state tax allocation arrangement under which the Company is included in the tax return filed by Advisers. The arrangement provides that the Company would pay to or receive from Advisers amounts comparable to the taxes it would have provided on a separate company basis.

The current taxes payable and deferred tax liability is reflected in the amount due to the parent.

6. DEFERRED CONTRIBUTION PLAN

During 1991, Advisers adopted a defined contribution plan covering all qualified employees of the Company. Employees may contribute a portion of their compensation, which the Company may match at a discretionary percentage, not to exceed the maximum allowed under the Internal Revenue Code of 1986. In addition, the Company may contribute a discretionary amount to employees regardless of employee contributions during the year. During the year ended December 31, 2001, the Company contributed $105,760 to the plan.

* * * * * *

CITIZENS SECURITIES, INC.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

SUPPLEMENTAL SCHEDULE – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$ 1,758,751
Deductions and/or charges – nonallowable assets (see schedule below)	(1,410,399)
Net capital before haircuts on security positions	348,352
Haircuts on securities	(7,920)
Net capital	$ 340,432

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness $56,996)	$ 3,800
Minimum dollar requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar requirement)	$ 5,000
Excess net capital	$ 335,432

COMPUTATION OF AGGREGATED INDEBTEDNESS

Total aggregate indebtedness	$ 56,996
Ratio of aggregate indebtedness to net capital	0.17 to 1

SCHEDULE OF NONALLOWABLE ASSETS

Distribution and service fees receivable	$ 1,238,987
Other assets	171,412
Total	$ 1,410,399

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED FOCUS REPORT

Net capital per unaudited FOCUS report	$ 397,886
Adjustments – increase in non-allowable asset*	(57,454)
Net capital per audited financial statements	$ 340,432

*The decrease in net capital from the unaudited FOCUS report to the audited financials can be attributed to an adjustment that was necessary to reflect the tax provision for 2001 and a reclassification entry as a result of audit.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Citizens Securities, Inc.:

In planning and performing our audit of the financial statements of Citizens Securities, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002

Citizens Securities, Inc.
(A Wholly Owned Subsidiary of Citizens Advisers, Inc.)

Independent Auditors' Report

Financial Statements and Report on Internal Accounting Control Pursuant to SEC Rule 17a-5
Year Ended December 31, 2001
Supplemental Schedule
As of December 31, 2001

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document